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Exhibit 99.5

Management's Report on Internal Control over Financial Reporting

The management of Kinross Gold Corporation ("Kinross") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("CDN GAAP").

Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross' internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

/s/ TYE W. BURT	/s/ THOMAS M. BOEHLERT
Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
Toronto, Canada
March 27, 2008

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Management's Report on Internal Control over Financial Reporting